UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 14D-9/A

Solicitation/ Recommendation Statement under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 1)

OneSource Information Services, Inc.

(Name of Subject Company)

OneSource Information Services, Inc.

(Name of Persons Filing Statement)

Common Stock, Par Value $0.01 Per Share

Rights to Purchase Series A Junior Participating Preferred Stock,
Par Value $0.01 Per Share
(Title of Class of Securities)

68272J106

(CUSIP Number of Class of Securities)

Martin F. Kahn

Executive Chairman and Chief Executive Officer
OneSource Information Services, Inc.
300 Baker Avenue
Concord, Massachusetts 01742
(978) 318-4300
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of the persons filing statement)

With copies to:

Kathy A. Fields, Esq.
Sean J. Hill, Esq.
Testa, Hurwitz & Thibeault, LLP
125 High Street
Boston, Massachusetts 02110
(617) 248-7000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

      This Amendment No. 1 hereby amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by OneSource Information Services, Inc., a Delaware corporation (“OneSource”) on May 6, 2004 (the “Schedule 14D-9”), relating to the offer by OSIS Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of infoUSA Inc., a Delaware corporation (“infoUSA”), to purchase all of the outstanding shares of OneSource’s common stock, par value $0.01 per share, including the associated rights to purchase shares of preferred stock of OneSource, at a purchase price of $8.85 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 6, 2004, included in infoUSA’s and Purchaser’s Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on May 6, 2004, and the related Letter of Transmittal.

      Except as otherwise indicated herein, the information set forth in the Schedule 14D-9 remains unchanged. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings given to such terms in the Schedule 14D-9.

Item 9.	Material to be Filed as Exhibits

      Item 9 is hereby amended and supplemented by adding the following exhibit, which is attached as Exhibit (a)(5) hereto:

Exhibit (a)(5)	Communication to employees of OneSource sent by e-mail on May 18, 2004 by Roy D. Landon, Chief Financial Officer of OneSource.

SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ONESOURCE INFORMATION SERVICES, INC.

By:	/s/ MARTIN F. KAHN

Name:	Martin F. Kahn
Title:	Executive Chairman and Chief Executive Officer

Dated: May 18, 2004

INDEX TO EXHIBITS

Exhibit (a)(1)(i)*	Offer to Purchase, dated May 6, 2004 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO of infoUSA and Purchaser filed May 6, 2004).
Exhibit (a)(1)(ii)*	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO of infoUSA and Purchaser filed on May 6, 2004).
Exhibit (a)(2)(i)*	Letter to Stockholders of OneSource, dated May 6, 2004.
Exhibit (a)(2)(ii)*	Opinion of Morgan Stanley & Co. Incorporated, dated April 28, 2004 (included as Annex B to the Schedule 14D-9).
Exhibit (a)(2)(iii)*	Joint Press Release issued by OneSource and infoUSA on April 29, 2004 (incorporated by reference to the Schedule 14D-9-C of OneSource filed on April 29, 2004).
Exhibit (a)(5)	Communication to employees of OneSource sent by e-mail on May 18, 2004 by Roy D. Landon, Chief Financial Officer of OneSource
Exhibit (e)(1)*	Confidentiality Agreement, dated as of October 22, 2003, between OneSource and infoUSA.
Exhibit (e)(2)*	Agreement and Plan of Merger, dated as of April 29, 2004, among OneSource, infoUSA and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(3)*	Tender and Voting Agreement, dated as of April 29, 2004, among infoUSA, Purchaser, ValueAct Capital Partners, L.P., ValueAct Capital Partners II, L.P. and ValueAct Capital International, Ltd. (incorporated by reference to Exhibit 2.2 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(4)*	Stockholder Support Agreement, dated as of April 29, 2004, among infoUSA, Purchaser and Martin F. Kahn (incorporated by reference to Exhibit 2.3 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(5)*	Form of Change of Control Agreement (incorporated by reference to Exhibit 10.16 to the Form 10-K filed March 30, 2004 by OneSource).
Exhibit (e)(6)*	Amendment No. 2 to Rights Agreement, dated as of April 29, 2004, between OneSource and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.1 to the Form 8-K filed April 29, 2004 by OneSource).
Exhibit (e)(7)*	Information Statement of OneSource, dated May 6, 2004 (included as Annex A to the Schedule 14D-9).
ANNEX A*	Information Statement.
ANNEX B*	Opinion of Morgan Stanley & Co. Incorporated.

*	Previously filed.